BYLAWS OF NEW 3D TECHNOLOGIES, INC.

ARTICLE I Shareholders' Meetings

1.01. Place of Meetings. Meetings of shareholders shall be held at any place within or without the State designated by the Board of Directors pursuant to authority hereinafter granted to the Board, or by the written consent of all persons entitled to vote thereat. In the absence of any such designation, shareholders' meetings shall be held at the principal office of the Corporation. Any meeting is valid wherever held if held by the consent of all the persons entitled to vote thereat, given either before or after the meeting and filed with the Secretary of the Corporation.

1.02. Time of Annual Meeting. The annual meeting of shareholders shall be held within 120 days following the close of the Corporation's Fiscal year, on such day and at such time as the Board of Directors shall determine. At such meetings directors shall be elected, reports on the affairs of the Corporation shall be considered, and any other business may be transacted which is within the powers of the shareholders.

1.03. (a) Notice of Meetings. Notice of all meetings of shareholders shall be given in writing to shareholders entitled to vote by the Secretary or other person charged with that duty or, in case of his neglect or refusal, or if there is no person charged with the duty of giving notice, by any director or shareholder.

(b) Method of Notice. A notice may be given by the Corporation to any shareholder, either personally, by USPS mail, or by an accepted courier such as Federal Express, United Postal Service, charges prepaid, addressed to the shareholder at his address appearing on the books of the Corporation or given by him to the Corporation for the purpose of notice. If a shareholder gives no address, notice duly given him if sent by e-mail address shall constitute notice. Notwithstanding the above, it shall be incumbent upon shareholders to keep the Corporation apprised of any change of address.

(c) Time of Notice. Notice of any meeting of shareholders shall be sent to each shareholder entitled thereto not fewer than 10 days nor more than 50 days prior to the date of the meeting.

(d) Contents of Notice. Notice of any meeting of shareholders shall specify the place, the day, and the hour of the meeting, and, in the case of special meetings, the general nature of the business to be transacted.

(e) Notice of Adjourned Meeting. When a shareholders' meeting is adjourned for 30 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. When a meeting is adjourned for fewer than 30 days, it is not necessary to give any notice of the time and place of the adjourned meeting or of the business to be transacted thereat other than by announcement at the meeting at which the adjournment is taken which shall be memorialized in meeting minutes which shall state the time of commencement of the meeting and the time of the meeting adjournment.

1**.04. (a) Persons Entitled to Call Special Meetings.** Special meetings of the shareholders may be called at any time by any of the following: (1) the President (2) the Board of Directors i (3) one or more shareholders holding not less than one fourth of the voting power of the Corporation.

(b) Calling of special Meetings. Upon request in writing to the President, Vice President, or Secretary, sent by registered mail or delivered to the officer in person, by any persons entitled to call a meeting of shareholders, the officer forthwith shall cause notice to be given to the shareholders entitled to vote that a meeting will be held at a time, fixed by the officer, not fewer than ten nor more than 50 days after the receipt of the request. If the notice is not given within 10 days after the date of delivery, or the date of mailing of the request, the persons calling the meeting may fix the time of meeting and give the notice in the manner provided in these Bylaws. Nothing contained in this Section shall be construed as limiting, fixing, or affecting the time or date when a meeting of shareholders called by action of the Board of Directors may be held.

1.05 (a) Quorum of Shareholders. The presence in person or by proxy of the persons entitled to vote a majority of the shares entitled to vote at any meeting shall constitute a quorum for transaction of business. Shares shall not be counted to make up a quorum for a meeting if voting of them at the meeting has been enjoined or for any reason they cannot be lawfully voted at the meeting.

(b) Loss of Quorum. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment regardless if a number of shareholders withdraw leaving less than a quorum.

(c) Adjournment for lack of Quorum. In absence of a quorum, the only business that may be transacted by the shareholder present at a meeting is the adjournment of the meeting by a vote of a majority of the shares of the holders who are present in person.

1.06. Determining Shareholders of Record. The Board of Directors may fix a time in the future as a record date for the determination of the shareholders entitled to notice of and to vote at any meeting of shareholders. The record date so fixed shall not be more than 50 days prior to the date of the meeting. When a record date is so fixed, only shareholders of record on that date are entitled to notice of and to vote at the meeting, notwithstanding any transfer of any shares on the books of the Corporation after the record date. If the Board of Directors does not fix such a record date, only persons in whose named shares are entitled to vote stand on the stock records of the Corporation on the day three days prior to any meeting of the shareholders are entitled to vote at the meeting.

1.07. **Votes per Share**. In the absence of a contrary provision in the certificate of Incorporation or any statute relating to the election of directors or to other particular matters, each shareholder shall be entitled to one vote for each share. A fraction of a share shall not be entitled to any voting rights whatsoever.

1.08. **Voting by Voice and Ballot**. Elections for directors need not be by ballot.

1.09. (a) voting by Personal Representatives. The rights of persons in whose names shares stand on the stock records of the Corporation to vote or execute consents is subject to the provisions of this section of the Bylaws.

(b) Voting by Pledgee, Trustee, Fiduciary. Shares standing in the name of any person as pledgee, trustee, or other fiduciary may be voted and all rights incident thereto may be exercised only by the pledgee, trustee, or other fiduciary, in person or by proxy, and without proof of authority. However, when a trust company has caused shares to be registered in the name of one or more nominees of the trust company, such shares may be voted and all rights incident thereto may be exercised by such nominee or nominees without proof of authority.

(c) Voting by Guardian of Incompetent. Shares standing in the name of a person adjudged incompetent may be voted by his guardian, in person, or by a proxy all rights incident thereto may be exercised only by such guardian whether in person or by proxy.

(d) Voting by Executor or Administrator. Shares standing in the name of a deceased person may be voted by the decedent's executor or administrator, whither in person or by proxy and all rights incident thereto may be exercised only by his executor or administrator, in person or by proxy.

(e) Voting by Guardian of Minor. Shares standing in the name of a minor may be voted and all rights incident thereto may be exercised by his guardian, in person or by proxy or in the absence of such representation by a guardian, then by the minor, in person or by proxy, whether or not the Corporation has notice, actual or constructive, of the minority age of the minor or the appointment of a guardian, and whether or not a guardian has been in fact appointed.

(f) Voting of Shares in Name of Corporation. Shares standing in the name of a corporation, domestic or foreign, may be voted or represented and all rights incident thereto may be exercised on behalf of such corporation by the persons described in any of the following: (1) Any officer of such corporation authorized to do so by the Bylaws of such corporation. (2) Any person authorized to do so by resolution of the board of directors or of the executive committee of such corporation, or (3) Any person authorized to do so by proxy or power of attorney duly executed by the president or vice president or secretary of such corporation. However, such shares may be voted or represented by the persons described in any subdivision only in the absence of vote or representation by the persons described in a preceding subdivision.

(g) Voting shares in names of two or more persons. Shares standing in the names of two or more persons shall be voted or represented in accordance with the vote or consent of the majority of the persons in whose names the shares stand. If only one such person is present in person or by proxy, that person may vote all the shares, and all the shares standing in the names of such other persons shall be deemed represented for the purpose of determining a quorum. This Bylaw applies to the voting of shares by two or more administrators, executors, trustees, or other fiduciaries, unless the instrument or order of court appointing them otherwise directs.

1.10. (a) **Proxies.** Every person entitled to vote or execute consents shall have the right to do so either in person or by one or more agents authorized by a written proxy executed by such person or his duly authorized agent and filed with the Secretary of the corporation at least three (3) days prior to the shareholders meeting. Any executor, administrator, guardian, trustee or other fiduciary, may give proxies.

(b) Term of Proxies. A proxy is not valid after the expiration of 11 (eleven) months from the date of its execution, unless the person executing it specifies therein the length of time for which such proxy is to continue in force, which in no case shall exceed three (3) years from the date of its execution. Such proxy may be renewed in the discretion of the person who executed the original proxy or that person's duly authorized representative.

(c) Revocation and Suspension of Proxies. Any proxy duly executed is not revoked, and continues in full force and effect, until an instrument revoking it, or a duly executed proxy bearing a later date, is filed with the Secretary of the Corporation or unless it has expired pursuant to Paragraph 1.10. A proxy is not revoked by the death or incapacity of the maker unless, before the vote is counted or the authority is exercised, written notice of the death or incapacity is given to the corporation in which case the powers of the proxy holder are suspended, except in the case of a proxy coupled with an interest, which states that fact on its face and the person exercising the proxy is present at the meeting and elects to vote in person.

(d) Voting by Two or More Proxies. If any proxy instrument of proxy designates two or more persons to act as proxy, in the absence of any provision in the proxy to the contrary, the persons designated may represent and vote the shares in accordance with the vote or consent of the majority of the persons named as proxies. If only one such proxy is present, they may vote all the shares, and all the shares standing in the name of the principal or principals for whom such proxy acts shall be deemed represented for the purpose of obtaining a quorum. The foregoing provisions shall apply to the voting of shares by proxies for any two or more administrators, executors, trustees, or other fiduciaries, unless an instrument or order of court appointing them otherwise directs.

(e) Director's Determination of Execution and Use of Proxies. The Board of Directors may, in advance of any annual or special meeting of the shareholders, prescribe additional regulations concerning the manner of execution and filing of proxies and the validation of the same, which are intended to be voted at any such meeting.

1.11. Consent of Absentees. The transactions of any meeting of shareholders, however called and noticed, shall be deemed valid as if such transactions were conducted at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if either before or after the meeting, each of the persons entitled to vote, who were not present in person or by proxy, signs a written waiver of notice, or a consent to the holding of the meeting, or an approval of the minutes thereof. All such waivers, consents, or approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Executors, administrators, guardians, trustees, and other fiduciaries entitled to vote shares may sign such waivers, consents, and approvals.

1.12. Action without a Meeting. Any action which, under any provision of the Business Corporation Law may be taken at a meeting of the shareholders, may be taken without a meeting if authorized by a writing signed by all of the persons who would be entitled to vote upon such action at a meeting and filed with the Secretary of the Corporation.

1.13. Giving and Revocation of Consents. Written consents with respect to any shares may be given by and shall be accepted from the persons in whose names the shares stand on the books of the Corporation at the time the respective consents are given, or the personal representatives of such persons, or their proxies. Any shareholder giving a written consent, or his proxy, or his transferee or personal representative, or their respective proxies, may revoke the consent up until the time, but no later than the time, written consents of the number of shares required to authorize the proposed action have been filed with the Secretary of the Corporation.

1.14. (a) Appointment of Inspector of Election. In advance of any meeting of shareholders, the Board of Directors may appoint any persons, other than nominees for office, as inspectors of election to act at such meeting or any adjournment thereof. If an inspector of election is not so appointed, the chairman of any such meeting may, or upon request of any shareholder or his proxy shall, appoint an inspector of election at the meeting. There shall be only one inspector. If appointed at a meeting on the request of one or more shareholders or proxies, the Board of Directors majority of shares present shall determine the inspector to be appointed. In case any person appointed as inspector fails to appear or fails or refuses to act, the Board of Directors may fill the vacancy by appointing an inspector in advance of the meeting, or at the meeting, by the Chairman or the person acting as chairman.

(b) Duties of Inspector. The inspector of election shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the authenticity, validity, and effect of proxies, receive votes, ballots, or consents, hear and determine all challenges and questions in any way arising in connection with the right to vote, count and tabulate all votes or consents, determine the result, and do such acts as may be proper to conduct the election or vote with fairness to all shareholders. The inspector of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical.

(c) Report of Inspector. On request of the chairman of the meeting or of any shareholder or their proxy the inspector shall make a written report of any determination of a challenge, question or matter that arose at the shareholders meeting and execute a certificate of any fact found by shareholders. Any report of certificate made by the inspector shall be prima facie evidence of the facts stated therein.

1.15 Conduct of Meetings. At every meeting of the shareholders, the Chairman of the Board, if there shall be such an officer, and if not, the President, or in his absence the Vice President designated by the President, or in the bsence of such designation a chairman (who shall be one of the Vice Presidents, if any is present) chosen by a majority of interest of the shareholders of the Corporation present in person or by proxy and entitled to vote, shall act as chairman. The Secretary of the Corporation, or in his absence an Assistant Secretary, shall act as Secretary of all meetings of the shareholders. In the event of the absence at such meeting of the Secretary or Assistant Secretary, the chairman may appoint another person to act as Secretary of the meeting.

ARTICLE II Directors

2.01. Powers. Subject to limitations of Certificate of Incorporation and of Business Corporation Law as to action which shall be authorized or approved by the shareholders, all corporate powers shall be exercised by or under authority of, and the business and affairs of this Corporation shall be controlled by a Board of not less than three directors.

2.02. Number of Directors. The number of directors of this Corporation shall be not less than three nor more than nine. The authorized number of directors may be changed by amendment of the Certificate of Incorporation, or, unless the Certificate forbids, by a Bylaw duly adopted by the shareholders.

2.03. Term of Office. Directors shall hold office until the next annual meeting and until their successors are elected.

2.04. (a) Vacancies. Vacancies in the Board of Directors shall exist in the case of any of the following events;

(1) the death, resignation, or removal or any director;

(2) the authorized number of directors is increased; or

(3) at any annual, regular, or special meeting of shareholders at which any director is elected, the shareholders fail to elect a full authorized number of directors.

(b) Declaration of Vacancy. The Board of Directors may declare vacant the office of a director in either of the following cases: (1) if they are declared of unsound mind by an order of court, or convicted of a felony; or (2) if within 60 days after notice of his election they do not accept the office either in writing or by attending a meeting of the Board of Directors.

(c) Nomination of Director candidates to fill vacancies. The remaining Board of Director members may nominate candidates to fill vacancies in the board; either existing vacancies or new vacancies due to resignation or any other means. The remaining members of the Board of Directors will then vote on whether the candidate is appropriate for board membership and whether the candidate should be presented to shareholders for election to the board at the next annual meeting. In rare cases, an emergency vote may be requested of shareholders with the same requirement: a majority of shareholders must approve the candidate to the Board of Directors.

(d) Filling Vacancies by Directors. Vacancies may be filled by vote of the remaining directors, though less than a quorum, or by a sole remaining director. Each director so elected shall hold office until his successor is elected at an annual, regular, or special meeting of the shareholders.

(e) Filling Vacancies by Shareholders. The shareholders may elect a director at any time to fill any vacancy not filled by directors. If the Board of Directors accepts the resignation of the director tendered to take effect at a future time, the Board or shareholders may elect a successor to take office when the resignation becomes effective. A reduction of the authorized number of directors does not remove any director prior to the expiration of his term of office.

2.05. Removal of Directors. The entire Board of Directors or any individual director may be removed from office by a vote of shareholders holding a majority of the outstanding shares entitled to vote at an election of directors. If any or all directors are so removed, new directors may be elected at the same meeting.

2.06. Place of meetings. Regular meetings of the Board of Directors shall be held at any place within or without the State of New York which has been designated from time to time by resolution or by written consent of all members of the Board. In the absence of such designation, regular meetings shall be held at the principal office of the corporation. Special meetings of the Board may be held either at a place so designated or at the principal office. Any regular or special meeting is valid, wherever held, if held on written consent of all members of the Board given either before or after the meeting and filed with the Secretary of the Corporation.

2.07. (a) Regular Meetings. Regular meetings of the Board of Directors shall be as established by the Board but in no event less than quarterly.

(b) Call of Regular Meetings. All regular meetings of the Board of Directors of this Corporation shall be called by the Chairman of the Board, if there shall be such an officer, and if not, the President, or, if he is absent or is unable or refuses to act, by any two directors.

(c) Notice of Regular Meetings. written notice of the time and place of the regular meetings of the Board of Directors shall be sent to each director by mail or by other form of written communication at least seven days before the meeting.

d) Validation of Meeting Defectively Called or Noticed The transactions of any meeting of the Board of Directors, however called and noticed or wherever held, are as valid as though had at a meeting duly held after regular call and notice, if a quorum is present and if either before or after the meeting, each of the directors not present signs a waiver of notice, a consent thereof. to All holding the meeting, such waivers, consents, an approval of the minutes shall be filed with the corporate records or made a part of the minutes of the meeting.

2.08.(a) Call of Special Meeting. Special meetings of the Board of Directors of this corporation shall be called by the Chairman of the Board, if there shall be such an officer, and if not, the President, or, if he is absent or is unable or refuses to act, by any two directors.

(b) Notice of Special Meeting. Written notice of the time and place of special meetings of the Board of Directors shall be delivered to each director, or sent to each director by mail or by other form of written communication, at least seven days before the meeting. Notice of the time and place of holding an adjourned meeting of a meeting need not be given to absent directors if the time and place are fixed at the meeting adjourned.

 (c) Validation of Special Meeting. The transactions of any special meeting of the Board of Directors, however called and noticed or wherever held, are as valid as though had at a meeting duly held after regular call and notice, if a quorum is present and if either before or after the meeting, each of the directors not present signs a written waiver of notice, a consent to holding the meeting, or an approval of the minutes thereof. All such waivers, consents, or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

2.9. Quorum. A majority of authorized number of directors constitutes a quorum of the Board for transaction of business.

2.10. Majority action. Every act or decision done or made by a majority of the directors present at any meeting duly held at which a quorum is present is the act of the Board of Directors.

2.11 Action by Consent of Board without Meeting. Any action required or permitted to be taken by the Board of Directors under any provision of the Business Corporation Law may be taken without a meeting, if each and all members of the Board shall consent in writing to such action. Such written consent shall be filed with the minutes of the proceedings of the Board. Such action by written consent shall have the same force and effect as a vote of such directors. Any certificate or other document filed under any provision of the Business Corporation Law which relates to action so taken shall state that the action was taken by written consent of the Board of Directors without a meeting and that the Bylaws authorize the directors to so act, and such statement shall be prima facie evidence of such authority.

2.12. Participation by remote Conference Access. Any director may participate in a meeting of the Board of Directors (or a committee thereof) by means of a conference telephone or similar communications device which allows all persons participating in the meeting to hear each other at the same time. For the purpose of establishing a quorum, any director so communicating remotely at a meeting shall be deemed to be present.

2.13. (a) Adjournment. In the absence of a quorum a majority of directors present may adjourn until the time fixed for the next regular meeting of the Board.

(b) Notice of Adjourned Meeting. Notice of the time and place of holding an adjourned meeting of a meeting need not be held at which a quorum is present is the act of the Board of Directors.

2.14. Compensation. Directors shall receive such compensation for their services as directors as shall be determined from time to time by unanimous resolution of the Board. Any director may serve the Corporation in any other capacity as an officer, agent, employee or otherwise and receive compensation therefor.

ARTICLE III Officers

3.01. Number and Titles. The officers of the Corporation shall be a President, a Vice President, a Secretary, and a Treasurer. The corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, one or more additional Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions of section 4.03 of this Article. One person may hold two or more offices, except those of President and Secretary.

3.02. Election. The officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 4.03 or Section 4.05 of this Article, shall be chosen annually by the Board of Directors, and each shall hold office until they shall resign or shall be removed or otherwise disqualified to serve, or a successor shall be elected and qualified.

3.03. Subordinate Officers. The Board of Directors may appoint such other officers or agents as the business of the Corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the Bylaws or as the Board of Directors may from time to time determine.

3.04. Removal and Resignation. Any officer may be removed, either with or without cause, by a majority of the directors at the time in office, at any regular or special meeting of the Board, or, except in case of an officer chosen by the Board of Directors, by any committee or officer upon whom such power of removal may be conferred by the Board of Directors. Any officer may resign at any time by giving written notice to the Board of Directors or to the President or Secretary of the Corporation.

3.05. Vacancies. If the office of the President, Vice President, Secretary, or Treasurer becomes vacant by reason, the Board of Directors shall elect a successor who shall hold office for the unexpired term, and until his successor is elected.

3.06. Chairman of the Board. The Chairman of the Board, shall if present, preside at all meetings of the Board of Directors and Shareholders of the Corporation.

3.07. President. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board! the President shall, subject to the control of the Board of Directors, have general supervision, direction, and shall have the general powers and duties of management usually vested in the office of President of a corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or the Bylaws. within the course of duties he or she shall:

(a) Conduct Meetings. Preside at all meetings of the shareholders and at all meetings of the Board of Directors in the absence of the Chairman of the Board and shall be ex officio a member of all the standing committees, including the executive committee, if any.

(b) Sign share certificates. Sign all certificates of stock of the Corporation, in conjunction with the Secretary or Assistant Secretary, unless otherwise ordered by the Board of Directors.

(c) Execute Instruments. When authorized by the Board of Directors, execute, in the name of the Corporation, deeds, conveyances, notices, leases, checks, drafts, bills of exchange, warrants, promissory notes, bonds, debentures, contracts and other papers and instruments.

(d) Hire and Fire Employees. Appoint and remove, employ and discharge, and prescribe the duties and fix the compensation of all agents, employees, and clerks of the Corporation other than the duly appointed officers, subject to the approval of the Board of Directors, and control, subject to the direction of the Board of Directors, all of the officers, agents, and employees of the Corporation.

(e) Meetings of the Corporation. Unless otherwise directed by the Board of Directors, attend in person or by Substitute appointed by the President, and act and vote on behalf of the Corporation at meetings of shareholders of any corporation in which this Corporation holds stock.

3.08. Vice President. In the absence or disability of the President, the Vice President designated by the Board of Directors, shall perform all the duties of the President, and when so acting shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed respectively by the Board of Directors.

3.09. Secretary. The Secretary shall:

(a) Sign Share certificates. sign, with the President or a Vice President, certificates for shares of the Corporation.

(b) Certify Bylaws. certify and keep at the principal office of the Corporation the original or a copy of its Bylaws as amended or otherwise altered to date.

(c) Minutes of Meetings. Keep at the principal office of the Corporation or such other place as the Board of Directors may order, a book of minutes of all meetings of its directors and shareholders, executive committee, and other committees, with the time and place of holding, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present at directors' meetings, the number of shares or members present or represented at shareholders' meetings, and the proceedings thereof.

(d) Notices. See that all notices are duly given in accordance with the provisions of these Bylaws or as required by law. In case of the absence or disability of the Secretary, or their refusal or neglect to act, notice may be given and served by an Assistant Secretary or by a designee of the Board of Directors.

(e) Custodian of Records and Seal. Be custodian of the records and of the seal of the Corporation and see that it is engraved, lithographed, printed, stamped, impressed upon or affixed to all certificates for shares prior to their issuance and to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized in accordance with the provisions of these Bylaws.

(f) Share register. Keep at the principal office of the Corporation a share register showing the names of the shareholders and their addresses; the number and date of certificates issued for the same; and the number and date of cancellation of each certificate surrendered for cancellation.

(g) Reports and statements. See that the books, reports, statements, certificates, and all other documents and records required by law are properly kept and filed.

(h) Exhibit Records. Exhibit at all reasonable times to any director or shareholder, upon application, the Bylaws, the share register, and minutes of proceedings of the shareholders and directors of the Corporation.

(i) Other Duties. In general, perform all duties incident to the office of Secretary, and such other duties as from time to time may be assigned to him by the Board of Directors.

(j) Absence of Secretary. In case of the absence or disability of the Secretary or his refusal or neglect to act, the Assistant Secretary, or if there be none, the Treasurer, acting as Assistant Secretary, may perform all of the functions of the Secretary. In the absence or inability to act, or refusal or neglect to act of both the Secretary, the

Assistant Secretary, and Treasurer, any person authorized by the President or Vice President or by the Board or Directors may perform the functions of the Secretary.

3.10. Assistant Secretary. At the request of the Secretary, or in his absence or disability, the Assistant Secretary, designated by him, shall perform all the duties of the Secretary, and when so acting, shall have all powers of, and be subject to all the restrictions upon, the Secretary.

3.11. Treasurer. The Treasurer shall:

(a) Funds Custody and Deposit. Have charge and custody of, and be responsible for, all funds and securities of the Corporation, and deposit all such funds in the name of the Corporation in such banks, trust companies or other depositaries as shall be selected by the Board of Directors.

(b) Funds -Receipt. Receive, and give receipt for, moneys due and payable to the Corporation from any source whatever.

(c) Funds -Disbursement. Disburse or cause to be disbursed, the funds of the Corporation as may be directed by the Board of Directors, taking proper vouchers for such disbursements.

(d) Maintain Accounts. Keep and maintain adequate and correct accounts of the Corporation properties and business transactions, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus, and shares. Any surplus, shall be classified according to source and shown in a separate account.

(e) Exhibit Records. Exhibit at all reasonable times the books of account and records of the Corporation to any shareholder or director, upon application, during business hours at the office of the Corporation where such books and records are kept.

(f) Reports to President and Directors. Render to the President and directors, whenever they request it, an account of all his transactions as Treasurer and of the financial condition of the Corporation.

(g) Financial Reports to Shareholders. Prepare, or cause to be prepared, and certify the financial statements to be included in the annual report to shareholders and statements of the affairs of the Corporation when requested by shareholders holding at least 10 percent of the number of outstanding shares of the Corporation.

(h) Bond. Give to the Corporation a bond, if required by the Board of Directors or by the President, in a sum, and with one or more sureties, or a surety company satisfactory to the Board for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement, or removal from office, of all books, papers, vouchers, money, or other property of whatever kind in his possession or under his control belonging to the Corporation.

(i) Other Duties. In general, perform all the duties incident to the office of Treasurer and such other duties as may be assigned to him by the Board or Directors.

(j) Absence of Treasurer. In a case of the absence or disability of the Treasurer or his refusal or neglect to act, the Assistant Secretary may perform all of the functions of the Treasurer. In the absence or inability to act, or refusal or neglect to act, of both the Treasurer and the Secretary, any person thereunto authorized by the Board of Directors may perform the functions of the Treasurer.

3.12. Assistant Treasurer. The Assistant Treasurer, if required by the Board or Directors, shall give a bond for the faithful discharge of his duties, in such sums, and with such sureties as the Board of Directors shall approve or require. At the request of the Treasurer, or in his absence or disability, the Assistant Treasurer designated by him shall perform all the duties of the Treasurer, and when so acting, he shall have all the powers of, and be subject to all the restrictions, upon the Treasurer. He shall perform such other duties as from time to time may be assigned to them by the Board of Directors or the Treasurer.

3.13. (a) Executive Committee. The Board of Directors may, by resolution passed by the affirmative vote of a majority of the members of the Board of Directors, designate two or more of its number to constitute an Executive Committee and delegate to such Committee, subject to the control of the Board, any of the powers and authority of the Board in the management of the business and affairs of the Corporation, except the power to declare dividends and to adopt, amend, or repeal the Bylaws. The Board of Directors, by such affirmative vote, may at any time modify or revoke any or all of the authority delegated to such Committee and change the Committee in any way to make it more effective in carrying out its mission, including replacement members and filling vacancies in the Committee. Such Committee shall have power to determine the form of its organization and to establish such rules and regulations covering its proceedings and meetings as it shall see fit; provided, however, that a reasonable notice of all meetings of the Committee shall be given the members thereof, and no acts of the Committee shall be valid unless approved by the affirmative vote or consent of a majority of the Committee. The Committee shall keep regular minutes of its proceedings, and report the same to the Board or Directors as they may from time to time request.

3.14 Salaries. The salaries of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving such salary by reason of the fact that they are also a director of the Corporation.

ARTICLE IV Indemnity

4.01. The Corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of this corporation to procure a judgment in its favor) whether civil or criminal, including an action by or in the right of any other corporation, or any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the Corporation, by reason of the fact that such person, their testator or intestate, was a director or officer of the corporation or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted in good faith reasonably believed to be in or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise not opposed to the best interests of the corporation and, in criminal actions or proceedings, in addition, he had no reasonable cause to believe that his conduct was unlawful.

4.02. The corporation shall indemnify any person made, or threatened to be made, a party to an action by or in the right of this Corporation to procure a judgment in its favor by reason of the fact that such person, their testator or intestate, is or was a director or officer of this corporation, or is or was serving at the request of this corporation as a director or officer of any other corporation, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by them in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which they reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to the best interests of the corporation. The Corporation shall not indemnify such person in respect of:

  (1) a threatened action, or a pending action which is settled or otherwise disposed of, or

  (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnification for such portion of the settlement amount and expenses.

4.03. No indemnification shall be made to or on behalf of a director or officer if a judgment or other final adjudication adverse to the director or officer establishes that their acts were committed in bad faith or were the result of active deliberate dishonesty and were material to the cause of action so adjudicated, or that they personally gained in fact a financial profit or other advantage to which they were not legally entitled.

4.04. Unless ordered by court, indemnification shall be made by the corporation only if authorized in a specific case

  (1) by the board acting by a quorum consisting of directors who are not parties to such action or proceeding upon a finding that the director or officer has met the standard of conduct set forth in section 5.01 or section 5.02 above, or

  (2) if a quorum is not obtainable or even if obtainable, a quorum of disinterested directors so directs (A) by the board upon the opinion in writing of independent legal counsel the indemnification is proper in the circumstances because the applicable standard of conduct has been met by such director or officer or (B) by the shareholders upon a finding that the director or officer has met the applicable standard of conduct.

4.05 This bylaw provision is intended to indemnify the officers and directors of this Corporation to the fullest extent permitted under the New York Business corporation Law.

ARTICLE V Execution of Instruments and Deposit of Funds

5.01. Authority for execution of Contracts and Instruments. The Board of Directors, except as otherwise provided in these Bylaws, may authorize an officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances; and, unless so authorized, no officer, agent, or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it pecuniarily liable for any purpose or in any amount.

5.02. Instruments containing Corporate Seal. Unless otherwise specifically determined by the Board of Directors or otherwise required by law, formal contracts of the corporation, promissory notes, deeds of trust, mortgages, security agreements, and other evidences of indebtedness of the Corporation, and other corporate instruments or documents requiring the corporate seal, and certificates of shares of stock owned by the Corporation, shall be executed, signed, or endorsed by the President or any vice President and by the Secretary or the Treasurer, or any Assistant Secretary or Assistant Treasurer.

5.03. (a) Bank Accounts and Deposits. All funds of the corporation shall be deposited from time to time to the credit of the Corporation with such banks, bankers, trust companies, or other depositories as the Board of Directors may select or as may be selected by any officer or officers, agent or agents of the Corporation to whom such power may be delegated from time to time by the Board of Directors.

(b) Signing of Checks, Drafts, etc. All checks, drafts, or orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the Corporation, shall be signed or endorsed by such person or persons and in such manner as shall be determined from time to time by resolution of the Board of Directors.

ARTICLE VI Issuance and Transfer of Shares

6.01. Classes and Series of Shares. The Corporation may issue one or more classes or series of shares, or both, any of which classes or series may be with par value or without par value, and with full, limited, or no voting rights, and with such other preferences, rights, privileges, and restrictions as are stated or authorized in the Certificate of Incorporation. All shares of any one class shall have the same voting rights, conversion, redemption, and other rights, preferences, privileges, and restrictions, unless the class is divided into series. If a class is divided into series, all the shares of any one series shall have the same voting rights, conversion, redemption, and other rights, preferences, privileges, and restrictions. There shall always be a class or series of shares outstanding which has complete voting rights.

6.02. Qualification of securities. The Corporation shall not offer or sell in the state of New York any security issued by it, whether or not by or through underwriters, unless such sale has been qualified by the Department of Law of the state of New York or unless the security or the transaction is exempt from qualification.

6.03. certificates for Fully Paid Shares. The Corporation shall issue shares when fully paid.

6.04. Consideration for Shares. No shares of stock, with or without par value, shall be issued by the corporation except in consideration of any or all of the following: (1) Money paid; (2) Labor done; (3) Services actually rendered; (4) Debts or securities canceled; (5) Tangible or intangible property actually received by the Corporation; (6) Amounts transferred from surplus to stated capital on the issue of shares as a dividend; (7) Amounts transferred from surplus to stated capital on a stock split, reverse stock split, reclassification of another class, conversion of outstanding shares into shares of another class, exchange of outstanding shares for shares of another class, increase in the per-share par value, or other change affecting outstanding shares, which results in an increase in the aggregate par value of the outstanding shares.

6.05. (a) contents of Share certificates. certificates for shares shall be of such form and style, printed or otherwise, as the Board of Directors may designate, and each certificate shall state all of the following facts: (1) Name of the corporation; (2) state of incorporation; (3) The certificate number; (4) The date of issuance; (5) The name of the record holder of the shares represented thereby; (6) The number of shares, and a designation, if any, of the class or series, represented thereby; (7) The par value, if any, of the shares represented thereby, or a statement that the shares are without par value.

(b) Shares in Classes or Series. If the shares of the corporation are classified or if any class of shares has two or more series, the certificate shall contain one of the following: (1) A statement of the rights, preferences, privileges, and restrictions granted to or imposed on the respective classes or series of shares and on the holders thereof as established by the certificate of Incorporation and the number of shares constituting each series and the designation thereof; (2) A summary of such preferences, privileges, and restrictions, or proper references to the provisions of the Certificate of Incorporation establishing the same; (3) A statement setting forth the office or agency of the Corporation from which shareholders may obtain a copy of the statement mentioned in subdivision (1) or the summary mentioned in subdivision

(c) Determination of Preferences by Directors. If the Board of Directors has authority to fix the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices.

(d) Preferences, Privileges, or Restrictions. Each certificate shall also contain the statements required by all of the following subdivisions, as far as they are applicable or reference thereto is contained in the certificate of incorporation: (1) If the shares are redeemable, a statement of that fact and the redemption price; (2) If the shares are convertible, a general statement of the essential terms and method for conversion: (3) If the shares are subject to liens or to restrictions on transfer or on voting power, the fact shall be indicated; (4) If the shares are assessable, or if assessments are collectible by personal action, the fact shall be plainly stated on the fact of the certificate.

6.06. Signing certificates -Facsimile Signatures. All such certificates shall be signed by the President or vice President and the Secretary or an Assistant Secretary, or be authenticated by facsimile of the signature of the President and the facsimile of the Secretary or an Assistant Secretary. Every certificate authenticated by a facsimile of a signature must be countersigned by a transfer agent or transfer clerk, or by the facsimile signature of the transfer agent or transfer clerk, and be registered by an incorporated bank or trust company, either domestic or foreign, as registrar or transfers, before issuance. Even though an officer who signed, or whose facsimile signature has been written, printed or stamped on, a certificate for shares shall have ceased by death, resignation, or otherwise to be an officer of the corporation before such certificate is delivered by the Corporation, such certificate shall be as valid as though signed by a duly elected, qualified, and authorized officer, if it be countersigned by a signature or facsimile signature of a transfer agent or transfer clerk and registered by an incorporated bank or trust company as registrar or transfer agent.

6.07. Cancellation and Exchange of certificates. When the certificate of Incorporation is amended in any way affecting the statement contained in the certificates for outstanding shares, or, it becomes desirable for any reason to cancel any outstanding certificate for shares and issue a new certificate therefor conforming to the rights of the holder, the Board of Directors may order any holders of outstanding certificates for shares to surrender and exchange them for new certificates within a reasonable time to be fixed by the Board of Directors. The order may provide that a holder of any certificates so ordered to be surrendered is not entitled to vote or to receive dividends or to exercise any of the other rights of shareholders of record until he has complied with the order, but such order shall operate to suspend such rights only after notice and until compliance.

6.08 (a) Replacement of Lost or Destroyed Certificates. Where the holder of a share certificate claims that the certificate has been lost, destroyed, or wrongfully taken, the Corporation shall issue a new certificate in place of the original certificate if the owner so requests before the Corporation has notice that the share has been acquired by a bon fide purchaser; and files with the Corporation a sufficient indemnity bond; and satisfies any reasonable requirements imposed by the Board or Directors.

(b) Transfer of Shares Before Replacement. Where a share certificate has been lost, apparently destroyed, or wrongfully taken and the owner fails to notify the Corporation of that fact within a reasonable time after he has notice of it, and the Corporation registers a transfer of the share represented by the certificate before receiving such a notification, the owner is precluded form asserting against the Corporation any claim for registering the transfer or any claim to a new certificate.

(c) Transfer After Replacement. If, after the issue of a new certificate as a replacement for a lost, destroyed, or wrongfully taken certificate, a bona fide purchaser of the original certificate presents it for registration of transfer, the Corporation must register the transfer unless registration would result in overissue. In addition to any rights on the indemnity bond, the Corporation may recover the new certificate from the person to whom it was issued or any person taking under him except a bona fide purchaser.

6.09. Transfer Agents and Registrars. The Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars which shall be an incorporated bank or trust company, either domestic or foreign, who shall be appointed at such times and places as the requirements of the Corporation may necessitate and the Board of Directors may designate.

6.10. Conditions of Transfer. A person in whose name shares of stock stand on the books of the corporation shall be deemed the owner thereof, provided that whenever any transfer of shares shall be made for collateral security, and not absolutely, and written notice thereof shall be given to the Secretary of the corporation or its transfer agent, if any, such fact shall be stated in the entry of the transfer. When a transfer of shares is requested and there is reasonable doubt as to the rights of the person seeking the transfer, the Corporation or its transfer agent, before recording the transfer of the shares on its books or issuing any certificate therefor, may require from the person seeking the transfer reasonable proof of the right to transfer. If there remains a reasonable doubt of the right to the transfer, the Corporation may refuse a transfer unless the person gives adequate security or a bond of indemnity executed by a corporate surety or by two individual sureties satisfactory to the Corporation as to form, amount, and responsibility of sureties. The bond shall be conditioned to protect the Corporation, its officers, transfer agents, and registrars, or any of them, against any loss, damage, expense or other liability to the owner of the shares by reason of the recordation of the transfer or the issuance of a new certificate for shares.

ARTICLE VII Corporate Records, Reports, and Seal

7.01. Minutes of corporate Meetings. The Corporation shall keep at the principal office, or such other place as the Board of Directors may order, a book of minutes of all meetings of its directors and of its shareholders with the time and place of holding, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at shareholders' meetings and the proceedings thereof.

7.02. Books of Account. The corporation shall keep and maintain adequate and correct accounts of its properties and business transactions, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus, and shares. Any surplus, including earned surplus, paid-in surplus, and surplus arising from a reduction of stated capital, shall be classified according to source and shown in a separate account.

7.03. Share Register. The Corporation shall keep at the principal office, or at the office of the transfer agent, a share register, showing the names of the shareholders and their addresses, the number and classes of shares held by each, and the number and date of certificates issued for shares, and the number and date of cancellation of every certificate surrendered for cancellation.

7.04. (a) Inspection of Records by Shareholders. The share register, the books of account, and minutes of proceedings of the shareholders and the Board of Directors and the Executive Committee of the Directors of the Corporation shall be open to inspection upon the written demand of any shareholder at any reasonable time, for a purpose reasonably related to their interests as a shareholder and shall be exhibited at any time when required by the demand at a shareholders' meeting of 10 percent of the shares represented at the meeting. Such inspection by a shareholder may be made in person or by agent. Demand for inspection other than at a shareholders meeting shall be made in writing upon the President or Secretary of the Corporation.

(b) Inspection of Records by Directors. Every director shall have the absolute right at any reasonable time to inspect all books, records, documents of every kind, and the physical properties of the Corporation, and also of its subsidiary corporations, domestic or foreign. Such inspection by a director may be made in person or by agent or attorney, and the right of inspection includes the right to make copies.

7.05. (a) Annual Report to Shareholders. When at all possible, the Board of Directors shall cause an annual report to be sent to the shareholders not later than 120 days after the close of the fiscal year.

(b) contents of Annual Report. The annual report shall include the following financial statements: (1) A balance sheet as of such closing date; (2) A statement of income or profit and loss for the year ended on such closing date. Such financial statements shall be prepared from the books and shall be in accordance therewith and shall be certified by the President, Secretary, Treasurer, or a certified public accountant. They shall be prepared in accordance with generally accepted accounting principles and practices consistently applied for the particular kind of business carried on by the corporation.

(c) Balance Sheet. The balance sheet or comments accompanying it shall set forth all of the following:

    (1) Bases employed in stating the valuation of assets and any changes in such bases during the preceding year;

    (2) The amount of surplus, the sources thereof, and any changes therein during the preceding year;

    (3) The number of shares of each class of stock authorized and outstanding and the number of shares, if any, carried as treasury shares, the cost thereof, and the source from which such cost was paid;

    (4) The amounts, if any, of loans or advances to or from officers, shareholders, and employees.

(d) Income Statement. The statement of income and profit or loss shall be of such form to disclose the amount of income and profit or loss, in such classification as may be appropriate to the business of the Corporation, and the additions thereto and deductions therefrom, setting forth in particular the amounts of depreciation, depletion, amortization, interest, and extraordinary income or charges, whether or not included in operating income, and the amount and nature of income from subsidiary corporations, if any.

(e) Request for Latest Financial statement. Upon written request of any shareholder, the Corporation shall mail to them a copy of the last annual, semiannual, or quarterly profit and loss statement and balance sheet.

7.06. Record Date for Dividends or Changes in Shares. The Board of Directors may fix a time in the future as a record date for the determination of the shareholders entitled to receive any dividend or distribution, or any allotment of rights, or to exercise rights in respect to any change, conversion, or exchange of shares. The record date so fixed shall be not less than 10 nor more than 50 days prior to the date or event for the purposes for which it is fixed. When a record date is so fixed, only shareholders of record on that date are entitled to receive the dividend, distribution, or allotment of rights, or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date.

7.07. Fiscal Year. The fiscal year of the Corporation shall be as designated by resolution of the Board of Directors

7.08. Corporate Seal. The Board of Directors may adopt, use, and at will alter, a corporate seal, but failure to affix a seal does not affect the validity of any instrument.

ARTICLE VIII Certification, Inspection, and Amendment of Bylaws

8.01. Certification and Inspection of Bylaws. The Corporation shall keep in its principal office for the transaction of its business the original or a copy of the Bylaws as amended or otherwise altered to date, certified by the Secretary of the Corporation, which shall be open to inspection by the shareholders at all reasonable times during office hours.

8.02. Adoption, Amendment, Repeal of Bylaws by Shareholders. Bylaws may be adopted, amended, or repealed by the vote or the written assent of shareholders entitled to exercise a majority of the voting power of the Corporation, except where a greater number is required by law, and provided that such Bylaws as adopted or amended are not in conflict with the Certificate of Incorporation or with law.

8.03. Share Register. The Corporation shall keep a share register, showing the names of the shareholders and their addresses, the number and classes of shares held by each, and the number and date of certificates issued for shares, and the number and date of cancellation of every certificate surrendered for cancellation.

8.04. (a) Inspection of Records by Shareholders. The share register, the books of account, and minutes of proceedings of the shareholders and the Board of Directors and the Executive Committee of the Directors of the Corporation shall be open to inspection upon the written demand of any shareholder at any reasonable time, for a purpose reasonably related to his interests as a shareholder and shall be exhibited at any time when required by the demand at any shareholders' meeting of 10 percent of the shares represented at the meeting. Such inspection by a shareholder may be made in person or by agent or attorney, and the right of inspection includes the right to make copies. Demand for inspection other than at a shareholders meeting shall be made in writing upon the President or Secretary of the Corporation.

(b) Inspection of Records by Directors. Every director shall have the absolute right at any reasonable time to inspect all books, records, documents of every kind, and the physical properties of the Corporation, and also of its subsidiary corporations, domestic or foreign. Such inspection by a director may be made in person or by agent or attorney, and the right of inspection includes the right to make copies.

8.05. Annual Report to Shareholders.

(a) The Board of Directors shall cause an annual report to be sent to the shareholders not later than 120 days after the close of the fiscal year.

(b) contents of Annual Report. If appropriate and relevant the annual report shall include financial information, in a form deemed appropriate, from the following financial statements:

(1) A balance sheet as of such closing date;

(2) A statement of income or profit and loss for the year ended on such closing date. The financial statements shall be prepared in accordance with generally accepted accounting principles and practices consistently applied for the particular kind of business carried on by the corporation.

(c) Balance Sheet. The balance sheet or comments accompanying it shall set forth all of the following, if deemed appropriate:

(1) The bases employed in stating the valuation of the assets and any changes in such bases during the preceding year;

(2) The amount of the surplus, the sources thereof, and any changes therein during the preceding year;

(3) The number of shares of each class of stock authorized and outstanding and the number of shares, if any, carried as treasury shares, the cost thereof, and the source from which such cost was paid;

(4) The amounts, if any, of loans or advances to or from officers, shareholders, and employees.

(d) Income Statement. The statement of income and profit or loss shall be of such form as to disclose the amount of income and profit or loss, in such classification as may be appropriate to the business of the Corporation, and the additions thereto and deductions therefrom, setting forth in particular the amounts of depreciation, depletion, amortization, interest, and extraordinary income or charges, whether or not included in operating income and the amount and nature of income from subsidiary corporations, if any.

8.06. Record Date for Dividends or Changes in Shares. The Board of Directors may fix a time in the future as a record date for the determination of the shareholders entitled to receive any dividend or distribution, or any allotment of rights, or to exercise rights in respect to any change, conversion, or exchange of shares. The record date so fixed shall be not less than 10 nor more than 50 days prior to the date or event for the purposes for which it is fixed. When a record date is so fixed, only shareholders of record on that date are entitled to receive the dividend, distribution, or allotment of rights, or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date.

8.08. Corporate Seal. The Board of Directors may adopt, use, and at will alter, a corporate seal, but failure to affix a seal does not affect the validity of any instrument.

ARTICLE IX Certification, Inspection, and Amendment of Bylaws

9.01.Certification and Inspection of Bylaws. The Corporation shall keep in its principal office for the transaction of its business the original or a copy of the Bylaws as amended or otherwise altered to date, certified by the Secretary of the Corporation, which shall be open to inspection by the shareholders at all reasonable times during office hours.

9.02. Adoption, Amendment, Repeal of Bylaws by Shareholders. Bylaws may be adopted, amended, or repealed by the vote or the written assent of shareholders entitled to exercise a majority of the voting power of the Corporation, except where a greater number is required by law, and provided that such Bylaws as adopted or amended are not in conflict with the Certificate of Incorporation or with law.

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9.03. Adoption, Amendment, Repeal by Directors. Subject to the right of shareholders to adopt, amend, or repeal Bylaws, Bylaws may be adopted, amended, or repealed by the Board of Directors, provided such Bylaws as adopted or amended are not in conflict with the Certificate of Incorporation or with law, and provided that the Board of Directors may not adopt a Bylaw or amendment thereof changing the authorized number of directors.